EXHIBIT 2.2



                                   UNDERTAKING

     First Merchants Corporation hereby undertakes to furnish supplementally to the Securities and Exchange Commission upon request a copy of the Disclosure Letters referenced in Sections 5 and 6 of the Agreement of Reorganization and Merger between First Merchants Corporation and Lafayette Bancorporation dated October 14, 2001.